Lee W.  Cassidy, Esq.
                         Lee Cassidy Law
                        215 Apolena Avenue
                 Newport Beach, California 92662

                           May 13, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

     RE:  Global Diversified Marketing Group, Inc.
          Registration Statement on Form S-1
               And amendments thereto
          File No. 333-228706

To the Securities and Exchange Commission:

Global Diversified Marketing Group, Inc. hereby withdraws it request for acceleration of effectiveness of its registration statement on Form S-l filed with the Securities and Exchange
Commission May 10, 2019, file no. 333-228706

                              Sincerely,

                             Lee W. Cassidy